FORM 12b-25 Notification of Late FilingEPS EDGAR Filing Agent Form 12b-25
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hours per response. . . . . 2.50 SEC FILE NUMBER* 811-21331
 CUSIP NUMBER* 0001227073
 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


      (Check one)*: Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form 10-D
      Form N-SAR
         Form N-CSR x

      For Period Ended:
        Transition Report on Form 10-K
        Transition Report on Form 20-F
        Transition Report on Form 11-K
        Transition Report on Form 10-Q
        Transition Report on Form N-SAR
      For the Transition Period Ended:  10/31/2005



Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1  REGISTRANT INFORMATION

Full Name of Registrant*
Evergreen Managed Income Fund

Former Name if Applicable

Address of Principal Executive Officer (Street and Number)*
200 Berkeley St

City, State and Zip Code*
Boston, MA 02116

PART 2  RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III NARRATIVE*
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Unable to file prior to 5:30 PM on 1/9/06



PART IV  OTHER INFORMATION
      (1) Name and telephone number of person to contact in regard to this notification.


            (Name)* Jeremy DePalma
            (Area Code)* 617
            (Telephone Number)* 210.3588


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).             Yes  x    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?    Yes      No  x
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







(Name of Registrant as Specified in Charter)*
Evergreen Managed Income Fund

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date*        1-10-2006             By*  Jeremy DePalma